Contact

www.linkedin.com/in/john-lant-b2135722b (LinkedIn)

Top Skills

Musical Theatre
Hiring
Strategic Planning

John Lant

Lead Producer / Director / Production Manager / Consultant
New York City Metropolitan Area

Experience

My own company (I am self-employed)

Lead Producer / Director / Production Manager / Consultant
June 1984 - Present (41 years 1 month)
United States

Producer / Director (SSDC) / Consultant / Production Manager

Off-Broadway Lead Producer (16 Shows)

OBA, SSDC and NYWIFT Member

APAP Presenter

Interlochen Alumni

TRU Board Member

Certified FILM/TV/AEA COVID Compliance Supervisor

SAG (Eligible)

Write Act Rep, Carnegie Hall, Trinity Theatrics

Lead Producer / Director / Production Manager / Consultant
June 1984 - Present (41 years 1 month)
New York, New York, United States, Los Angeles

My experience in artistic management crosses over to music, drama/theatre, film and related fields in either/or the non-profit and public (school/university) sectors. I've developed strategic planning, financial, operational, and human resource management in all areas of entertainment. Past responsibilities required interpersonal skills, ability to communicate effectively in both written and verbal formats, depending on the job, within direct day-to-day administration, hiring, and development of staff and volunteers.

My responsibilities for all aspects of the production usually include strategic planning from the direction or design to implementation of all activities. Working closely with the UPM/ Line Producer, Executive Producers, Producing Artistic Director, Managing Director, and the Board of Directors to organize strategic planning, administration, development and management of financial plans and budgets, providing strong, focused, hands-on leadership.

Self Employed

Work Experince

June 1984 - Present (41 years 1 month)
New York City Metropolitan Area, Los Angeles

Executive Director / Artistic Director – Park Theatre (2 years), Write Act Repertory (19 years), Hollywood Civic Light Opera (8 years), Jewel Box Theatre Center (8 Years), Off-Broadway (9 Years), Times Square Arts Center with Elektra & 4 performance spaces (3 Years)

Off-Broadway Lead Producer / General Manager – Current - Importance of Being Earnestly LGBTQ+ with 16 Off-Broadway productions lasting 10 months - 3 years.

Production Manager – Carnegie Hall (14 Seasons for three theatrical stages of 2800+, 600, and 275+ seats – personally over 2,000 events)

COVID COMPLIANCE OFFICER – Supervisor – HBO MAX / Warner Media – The Flight Attendant 2020-22 Broadway Safety Production & FOH/Patron Certified.

Supervisor/ Testing Coordinator – Independent Film/TV/Theatre Projects for Tin Mirror Productions, Gateway Entertainment, Funiki-Jam Entertainment, AEA Off-Broadway Theatres – City Center, Theatre Row, St. Clements, Actors Temple

Technical Director, Production Manager, Stage Manager, Master Electrician, Flyman Rigger, Stage Crew Chief - 8 International Tours & with additional venues work in New York, Los Angeles, Atlanta, Interlochen (35 Years)

Producer, Director, Consultant - Cal Arts, Odyssey, Glendale Center, Powerhouse, Jewel Box, Egyptian, LATC, Hudson Guild, Long Beach Playhouse, St. Luke’s Theatre, Actors Temple, Elektra, Times Square Arts Center, Write Act Rep (30 Years)

Film / TV Industry – 1986 thru 2021 in many various departments and skill sets – Props, Art, Camera, Production, Grip & Electric

Write Act Repertory, Carnegie Hall, Trinity Theatrics
Other Notables
June 1984 - January 2022 (37 years 8 months)
United States

*Current Projects - Film Producer - Dinner for Two (Award Winning Narrative), Executive Producer - Ximer - The Musical (Pre-Production), Film Director - Frankenstein (Streaming Musical), Film Director - Rose by Any Other (Pre-Production)

*Executive Producer - XM / SIRIUS Satellite Radio Show - New Frequency of the Mind – 150 Original Full Shows

*Director - Bakersfield Musical Theatre Camp (7 Years)

*Received Eight Awards for Producing, Lighting Design (2-time NAACP, 4-time DramaLogue), 40+ Nominations (LA Weekly, Backstage, GLAAD, MEA, Obie, ADA, Valley Theatre League).

*Resident Lighting Designer – Interlochen Music Camp (2 years) and in New York, Los Angeles & Bakersfield (multiple venues – 7 years) & design work at Carnegie Hall for produced rental events.

*Production Manager / Technical Director - International Association Jazz Educators - 10 large performance venues 15,000 people - 350 Industry track rooms and Convention Center (11 years)

*Development Lead – Several projects from page to stage, page to screen, creation of content for scripted and unscripted. CEO/President - The Little Company Entertainment Development Company (15 years), Development Lead – Twisted Media NYC Development Company (5 years), Development Lead – Trinity Theatrics Development Company (2 years)

*Received four State of California Legislative Award of Excellence for Community Service for the Arts 2000, 2001, 2008, 2009.

*Received Sixteen Awards of Excellence in Direction for Theatrical Direction in Los Angeles and New York

*Executive Director – Upcoming Cecille B. De Mille Film Festival (Black and White Films)

*Creative Producer / Story Editor – Through Athena's Eyes (Streaming), The Therapist (Streaming), Zoe Chronicles (Animated Series)